Proxy Results - MuniVest Florida Fund
Meeting Date: 12/15/2000
Record Date: 10/20/2000
As of: 8/4/2000

				Units Voted			Percentage of Total Outstanding Units Voted					Percentage of Total Units Voted

	Shares Needed	Outstanding	Votes Needed							Votes Received
Fund	To Pass	Shares	50% + 1	For	Against	Abstain	For	Against	Abstain	over 50% + 1	Proposal 1 (Trustees)	For	Against	Abstain

Proposal 3 - Common	2,994,392.000	5,988,782.000	2,994,392.000	3,286,117.000	71,853.000	124,215.000	54.87%	1.20%	2.07%	291,725.000		94.37%	2.06%	3.57%

Proposal 3 - Preferred	801.000	1,600.000	801.000	1,413.000	63.000	124.000	#DIV/0!	#DIV/0!	#DIV/0!	612.000	Brackenridge	88.31%	3.94%	7.75%

Last Updated on 08/08/2000
By Win95 User